Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2013		2012		2011		2010		2009
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$374,520		$326,206		$305,523		$287,910		$292,768
Other interest	10,397		12,045		8,374		4,594		20,411
Amortization of debt discount, premium and expense	7,064		5,830		7,070		4,623		4,597
Interest on lease agreements	1,494		539		1,515		19,289		20,221
Total Fixed Charges	393,475		344,620		322,482		316,416		337,997
Earnings before income taxes and undistributed income of equity method investees	694,998		909,650		970,746		745,354		718,656
Earnings available for fixed charges	$1,088,473		$1,254,270		$1,293,228		$1,061,770		$1,056,653
Ratio of earnings to fixed charges	2.77	x	3.64	x	4.01	x	3.36	x	3.13	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.